[AirMedia Group Inc. Letterhead]
January 6, 2011
VIA EDGAR AND FACSIMILE
Larry Spirgel, Assistant Director
Brandon Hill, Attorney-advisor
Paul Fischer, Attorney-advisor
Kyle Moffatt, Accountant Branch Chief
Sharon Virga, Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	AirMedia Group Inc. (the “Company”) Form 20-F for Fiscal Year Ended December 31, 2009 (“2009 20-F”) Filed May 28, 2010 File No. 001-33765
Dear Mr. Spirgel, Mr. Hill, Mr. Fischer, Mr. Moffatt and Ms. Virga:
The Company has received the letter dated December 29, 2010 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2009 20-F. We will provide our response to the Staff’s letter via EDGAR as soon as possible, in any event no later than January 28, 2011.
If you have any additional questions or comments regarding the 2009 20-F, please contact the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom, at (852) 3740 4850. Thank you very much.

Very truly yours,
/s/ Xiaoya Zhang
Xiaoya Zhang
President and Acting Chief Financial Officer

cc:	Herman Man Guo, Chairman and Chief Executive Officer, AirMedia Group Inc. Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom, Hong Kong Jeffrey Fu, Deloitte Touche Tohmatsu CPA Ltd., Beijing